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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                                                  Commission File Number 0-11480
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                           NOTIFICATION OF LATE FILING

(Check one):     [ ] Form 10-KSB         [ ] Form 11-K
                 [ ] Form 20-F    [X] Form 10-QSB      [ ] Form N-SAR

         For Period Ended:                  June 30, 2002
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[ ] Transition Report on Form 10-KSB        [ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Biovest International, Inc.
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Former name if applicable

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Address of principal executive office (Street and Number)

                                540 Sylvan Avenue
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City, state and zip code              Englewood Cliffs, New Jersey 07632
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

                (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
  [X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Form 10-QSB could not be filed within the prescribed period due to the inability to compile the information required for the financial statements.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                           Thomas F. Belleau     (201)         816-8900
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                           (Name)             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                  The statements of operations to be included in the
Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, as compared to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001, will reflect significant changes in the Registrant's results of operations because of increases in revenues and decreases in marketing, general and administrative expenses that more than offset increases in cost of sales and research and development costs. For the nine months ended June 30, 2002, the Registrant expects to report a net loss of $2,895,000. In comparison, for the nine months ended June 30, 2001, the Registrant reported a net loss of $3,558,000.










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                           Biovest International, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002          By:/s/ Thomas F. Belleau  Chief Financial Officer
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